MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2020
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 5, 2020, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and six months ended June 30, 2020. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2019 and the related MD&A included in the 2019 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects of the Company’s projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2020 HIGHLIGHTS

OPERATING PERFORMANCE
•Attributable gold production from continuing operations was 155,000 ounces, down 29,000 ounces from the same prior year period, and down 15,000 ounces from the first quarter 2020.
•Attributable gold sales from continuing operations were 153,000 ounces, down 21,000 ounces from the same prior year period, and down 6,000 ounces from the first quarter 2020.
•Cost of sales2 from continuing operations was $1,030 per ounce, up 9% from the same prior year period, and down 2% from the first quarter 2020.
•All-in sustaining costs3 from continuing operations were $1,189 per ounce, up 4% from the same prior year period, and down 3% from the first quarter 2020.
•Total cash costs3 from continuing operations were $935 per ounce, up 5% from the same prior year period, and down 6% from the first quarter 2020.
•Gold margin3 from continuing operations was $789 per ounce, up $366 per ounce from the same prior year period, and up $179 per ounce from the first quarter 2020.
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1Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
3This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

FINANCIAL RESULTS
•Revenues were $284.6 million, up $38.1 million from the same prior year period, and up $10.1 million from the first quarter 2020, reflecting an average realized gold price of $1,724 per ounce sold.
•Gross profit was $56.3 million, up $49.7 million from the same prior year period, and up $24.4 million from the first quarter 2020.
•Net income from continuing operations attributable to equity holders was $25.5 million, or $0.05 per share, compared to net loss from continuing operations of $18.6 million, or $0.04 per share in the same prior year period, and compared to net loss from continuing operations of $34.4 million, or $0.07 per share in the first quarter 2020.
•Adjusted net earnings from continuing operations attributable to equity holders1 was $20.1 million, or $0.04 per share1, compared to adjusted net loss from continuing operations1 of $15.5 million, or $0.03 per share1 in the same prior year period, and compared to adjusted net loss from continuing operations1 of $4.9 million, or $0.01 per share1 in the first quarter 2020.
•Net cash from operating activities was $72.4 million, up $31.8 million from the same prior year period, and up $28.4 million from the first quarter 2020.
•Net cash from operating activities before changes in working capital1 was $79.0 million, up $36.2 million from the same prior year period, and up $6.2 million from the first quarter 2020.
•Cash, cash equivalents, short-term investments and restricted cash totaled $866.3 million at June 30, 2020. Cash and cash equivalents were $831.9 million, short-term investments were $6.2 million and restricted cash was $28.2 million. $499.6 million was available under the credit facility.
GLOBAL COVID-19 CRISIS
•The global COVID-19 crisis continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. The Company has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 crisis on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where the Company operates. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 crisis on its people and business, and supporting the local efforts to manage the crisis.
•The Company has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 crisis. These steps included: implementation of sanitary measures recommended by Health Authorities; physical distancing; use of personal protective equipment; restricted site access; screening processes for employees, contractors and incoming supplies; use of thermal cameras to check temperatures before site entrance; reduction of the on-site workforce to essential personnel only and arranging additional transportation buses and on-site medical personnel. In addition, the number of sleeping quarters at the mine sites will be further increased.
•Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, setting up of a field hospital, 24/7 ambulance service and air evacuation plans for emergency situations at the Essakane mine site. As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.
•Given the surge of COVID-19 infections in the region, a number of personnel at the Rosebel Gold Mine operations in Suriname were diagnosed with COVID-19. Affected personnel were moved to Government supervised quarantine facilities in Paramaribo and received medical care, as appropriate. Currently, there are no cases at the mine site and a limited number in quarantine offsite, with the majority of affected personnel having already recovered. In conjunction with the Surinamese Health Authorities, Rosebel implemented all required preventive measures, including the disinfecting of living quarters and work areas.
•Westwood commenced the restart of operations from care and maintenance on April 15, 2020. The restart was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.

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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

STRATEGIC DEVELOPMENTS
Exploration
•On May 13, 2020, the Company reported assay results from its 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), and 9.0 metres grading 5.8 g/t Au.
•On June 18, 2020, the Company reported initial assay results from its 2020 infill and expansion diamond drilling program at the Nelligan Project in Canada. Drilling highlights included: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, and 10.5 metres grading 10.5 g/t Au.
Development and Operations
•On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie’s gold entitlement from the Saramacca property.
•On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co., Ltd. (“SMM”) announced the decision to proceed with the construction of the Côté Gold Project. During the second quarter 2020, de-risking activities related to the development of the Project continued, with project engineering over 60% complete. De-risking activities remain within the capital expenditure guidance and include detailed engineering, refining the resource block model, and advancing project permitting, including receipt of notification of approval for the application under Section 36 of the Fisheries Act (Canada) for the Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management. The first phase of camp construction and site tree clearing were also completed during the quarter.
•On April 15, 2020, the Company's Westwood Gold Mine commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. Previously, Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business.
•The Rosebel mine in Suriname was moved into self-confinement on March 22, 2020 to better protect employees and communities, and to support the continuity of operations. Following a surge in COVID-19 infections in the region, a number of personnel at Rosebel were diagnosed with COVID-19 in mid-June. The Company implemented further protocols in response to these cases to enable quarantining, contact tracing, disinfection and increased physical distancing. Unfortunately, the Union chose to use one of these preventative measures, which would support physical distancing through the reduction of the number of people sharing accommodations, as the basis for a work stoppage on June 12, 2020, which required Rosebel to concurrently suspend operations until the appropriate controls could be implemented to protect the safety of all employees. With confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname, and explicit agreement with the Union, operations at Rosebel resumed on July 24, 2020.
•On March 24, 2020, the Essakane mine in Burkina Faso was also moved into self-confinement to better protect employees and communities, and to support the continuity of operations. The Government of Burkina Faso subsequently imposed a curfew and limited movement in the country by placing a number of locations, including Ouagadougou and Essakane under administrative quarantine on April 8, 2020. Administrative quarantine was lifted on May 19, 2020. Production continued uninterrupted during the quarantine period.
Subsequent to the Quarter
•On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co., Ltd., announced the decision to proceed with the construction of the Côté Gold Project in Canada.
•The Company filed a National Instrument ("NI") 43-101 Technical Report for its Westwood mine on August 5, 2020, confirming the details of a safe and profitable operation and re-affirmed long-term production guidance originally disclosed in December 2019. The NI 43-101 Technical Report incorporated modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable reserves decreased by 48% to 0.618 million ounces (2.698 million tonnes grading 7.1 g/t Au), with the balance of reserve ounces being reclassified to resource ounces. While overall mineral resources have remained largely unchanged at 4.764 million tonnes grading 10.2 g/t Au for a total of 1.557 million ounces in measured and indicated resources, mineral reserves were impacted primarily by more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, the Company continues to work on converting its significant underground mineral resources to mineral reserves over time.
•On August 5, 2020, the Company announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

UPCOMING GROWTH CATALYSTS
•The Company continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on our exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, the Company has also initiated a strategic study, referred to as the “Bambouk Gold Complex,” to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.
•The Company continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, the Monster Lake and the Rouyn Gold Projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.
SECOND QUARTER 2020 SUMMARY

FINANCIAL
•Revenues from continuing operations for the second quarter 2020 were $284.6 million, up $38.1 million or 15% from the same prior year period. The increase was primarily due to a higher realized gold price ($67.3 million), partially offset by lower sales volume at Rosebel ($15.5 million), Essakane ($9.2 million) and Westwood ($4.5 million).
•Cost of sales from continuing operations for the second quarter 2020 was $228.3 million, down $11.6 million or 5% from the same prior year period. The decrease was primarily due to lower operating costs ($8.2 million) and depreciation expense ($5.3 million) partially offset by higher royalty expense as a result of an increase in the gold price ($1.9 million). Operating costs were lower primarily due to lower operating activity at Rosebel resulting from the work stoppage on June 12, 2020.
•Depreciation expense from continuing operations for the second quarter 2020 was $58.4 million, down $5.3 million or 8% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.
•Income tax expense for the second quarter 2020 was $14.3 million, up $10.4 million from the same prior year period. Income tax expense for the second quarter 2020 comprised current income tax expense of $13.3 million (June 30, 2019 - $0.2 million) and deferred income tax expense of $1.0 million (June 30, 2019 - $3.7 million). The increase in income tax expense was due to a lower deferred tax recovery primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.
•Net income from continuing operations attributable to equity holders for the second quarter 2020 was $25.5 million, or $0.05 per share, compared to net loss of $18.6 million, or $0.04 per share in the same prior year period. The increase in net income was primarily due to higher gross profit ($49.7 million), higher interest income, derivatives and other investment gains (losses) ($22.5 million) and lower exploration expenses ($5.6 million), partially offset by higher other expenses ($22.1 million) and higher income taxes ($10.4 million).
•Adjusted net earnings from continuing operations attributable to equity holders1 was $20.1 million, or $0.04 per share1, compared to adjusted net loss from continuing operations1 of $15.5 million, or $0.03 per share1 in the same prior year period.
•Net cash from operating activities for the second quarter 2020 was $72.4 million, up $31.8 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($40.3 million).
•Net cash from operating activities before changes in working capital1 for the second quarter 2020 was $79.0 million, up $36.2 million from the same prior year period.
•Cash, cash equivalents, short-term investments and restricted cash were $866.3 million at June 30, 2020, up $1.5 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($116.4 million) and proceeds from the equipment loan ($10.9 million), partially offset by spending on property, plant and equipment ($125.7 million).
OPERATIONS
•The DART rate2, representing the frequency of all types of serious injuries across all sites and functional areas for the second quarter 2020 was 0.11, below the Company's target of 0.57. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.
•As the global COVID-19 crisis evolved, the Company adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, reduction of the on-site workforce to essential personnel only and arranging additional transportation buses and on-site medical personnel. In addition, the number of sleeping quarters at the mine sites will be further increased.
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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

•Attributable gold production from continuing operations was 155,000 ounces for the second quarter 2020, down 29,000 ounces from the same prior year period. The decrease was primarily due to lower production at Rosebel (20,000 ounces) as a result of the work stoppage during June 2020.
•Attributable gold sales from continuing operations were 153,000 ounces for the second quarter 2020, down 21,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (12,000 ounces), Essakane (6,000 ounces) and at Westwood (3,000 ounces).
•Cost of sales1 per ounce from continuing operations for the second quarter 2020 was $1,030, up 9% from the same prior year period primarily due to lower sales volume and higher royalties as a result of an increase in the gold price.
•Total cash costs2 per ounce produced from continuing operations for the second quarter 2020 were $935, up 5% from the same prior year period primarily due to lower production volume and higher royalties as a result of an increase in the gold price.
•All-in sustaining costs2 per ounce sold from continuing operations for the second quarter 2020 were $1,189, up 4% from the same prior year period primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures.
SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	June 30, 2020	December 31, 2019
Cash and cash equivalents	$831.9	$830.6
Short-term investments	$6.2	$6.1
Restricted cash	$28.2	$28.1
Total assets	$3,915.4	$3,862.1
Long-term debt	$411.0	$408.5
Available credit facility	$499.6	$499.6

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2020	2019	2020	2019
Continuing Operations
Revenues	$284.6	$246.5	$559.1	$497.5
Cost of sales	$228.3	$239.9	$470.9	$491.8
Gross profit	$56.3	$6.6	$88.2	$5.7
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$25.5	$(18.6)	$(8.9)	$(59.3)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.05	$(0.04)	$(0.02)	$(0.13)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$20.1	$(15.5)	$16.5	$(17.7)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.04	$(0.03)	$0.03	$(0.04)
Net cash from operating activities	$72.4	$40.6	$116.4	$48.7
Net cash from operating activities before changes in working capital[1]	$79.0	$42.8	$151.8	$75.9
Key Operating Statistics
Gold sales – attributable (000s oz)	153	174	312	352
Gold production – attributable (000s oz)	155	184	325	357
Average realized gold price[1] ($/oz)	$1,724	$1,316	$1,663	$1,312
Cost of sales[2] ($/oz)	$1,030	$941	$1,042	$952
Total cash costs[1] ($/oz)	$935	$893	$966	$891
All-in sustaining costs[1] ($/oz)	$1,189	$1,146	$1,210	$1,124
Gold margin[1] ($/oz)	$789	$423	$697	$421
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

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1Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1,2]	Revised	Previous
Essakane (000s oz)	350 – 370	350 – 370
Rosebel (000s oz)	210 – 230	250 – 270
Westwood (000s oz)	85 – 100	85 – 100
Total attributable production (000s oz)	645 - 700	685 - 740

Cost of sales[3] ($/oz)	$990 - $1,030	$955 - $995

Total cash costs[4,5] ($/oz)	$940 - $980	$920 - $960

All-in sustaining costs[4,5] ($/oz)	$1,195 - $1,245	$1,195 - $1,245
1The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,675 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.12 and average crude oil price of $40 per barrel.
2The previous outlook is based on 2020 full year assumptions with an average realized gold price of $1,500 per ounce, USDCAD exchange rate of 1.40, EURUSD exchange rate of 1.12 and average crude oil price of $35 per barrel.
3Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
4This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5Consists of Essakane, Rosebel, and Westwood on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company lowered its 2020 total attributable gold production guidance to the range of 645,000 to 700,000 ounces from 685,000 to 740,000 ounces reflecting the suspension of operations on June 12, 2020 at the Rosebel Gold Mine in response to COVID-19 being detected amongst operations personnel. This operations suspension was lifted on July 24, 2020 once the Suriname national health authorities confirmed it was safe to do so, and that the appropriate controls have been adopted by personnel to ensure the safety of all employees. COVID-19 prevention protocols implemented include a reduced workforce to promote physical distancing in the camp facilities, which has in turn resulted in modifications to planned production volumes.
To safely achieve the full year production guidance, the Company is expected to incur incremental costs including increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect the Company's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.
The Company revised upwards its 2020 cost of sales per ounce sold guidance to the range of $990 to $1,030 from $955 to $995 primarily due to the global COVID-19 crisis resulting in lower sales volume relative to the previous guidance.
The Company revised upwards its 2020 total cash costs1 per ounce produced guidance to the range of $940 to $980 from $920 to $960 primarily due to the global COVID-19 crisis resulting in lower production volume relative to the previous guidance.
The Company maintains its 2020 all-in sustaining costs1 per ounce sold guidance range of $1,195 to $1,245.
All-in sustaining costs1 in the third quarter 2020 are expected to be higher than the second quarter due to the resumption of sustaining capital programs with similar production levels. In addition, costs are expected to be higher in the third quarter as compared to the second quarter due to additional COVID-19 related expenditures.
DEPRECIATION EXPENSE
Depreciation expense in 2020 is expected to be in the range of $245 million to $255 million, a decrease of $5 million from previous guidance.
INCOME TAXES
The Company expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$40	$65	$105	$40	$80	$120
Rosebel	50	40	90	60	55	115
Westwood	25	18	43	25	15	40
	115	123	238	125	150	275
Côté Gold (70%)	—	77	77	—	45	45
Boto Gold	—	25	25	—	25	25
Total[3,4,5] (±5%)	$115	$225	$340	$125	$220	$345
1Sustaining capital includes capitalized stripping of $5 million for Rosebel (previously $15 million).
2Non-sustaining capital includes capitalized stripping of $50 million for Essakane (previously $65 million) and $15 million for Rosebel (previously $30 million).
3Includes $16 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
4Capitalized borrowing costs are not included.
5In addition to the above capital expenditures, $15 million in total principal lease payments are expected (previously $20 million).
The Company reduced its 2020 capital expenditure guidance by $5 million to $340 million (±5%) compared to the previous guidance. Non-sustaining capital expenditures increased by $5 million and sustaining capital expenditures decreased by $10 million. The $5 million increase in non-sustaining capital expenditures was primarily due to $32 million in higher expected capital expenditures at the Côté Gold Project as construction ramps up towards the end of the year and a $3 million increase in sustaining capital at Westwood, partially offset by a $15 million reduction in capitalized stripping at Essakane, and a $15 million reduction in capitalized stripping at Rosebel. The $10 million decrease in sustaining capital is due to lower capitalized stripping at Rosebel.
OUTLOOK FOR 2021
Although guidance for 2021 remains unchanged at this time, it continues to be under review given the current global uncertainty with respect to the spread of COVID-19 and the effect it may have on the Company’s operations. The Company expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 19% higher than the expected 2020 production levels. Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.
On July 21, 2020, the Company announced the decision to proceed with the construction of the Côté Gold Project. The Company's expected go-forward capital obligation (exclusive of sunk costs) is in the range of $875 million to $925 million for its 70% share of project construction costs, assuming the leasing of major mining equipment of approximately $80 million. The Company expects to spend approximately 45% of the capital in 2021, assuming a go-forward USDCAD exchange rate of $1.35.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,768 per ounce at the end of the second quarter 2020. The appreciation of gold price in the quarter resulted in increased investor interest as the economic outlook became more unpredictable due to the COVID-19 crisis. The price benefitted from a number of factors, including very low global interest rates as policy-makers maintained their accommodative monetary policy stance, elevated concerns of a prolonged economic recession and concerns that the massive increase in fiscal spending by major economies may later create unbalanced global credit conditions. Gold tends to outperform other asset classes in times of uncertainty. The price of gold is a key driver of the Company’s profitability.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Average market gold price ($/oz)	$1,711	$1,309	$1,647	$1,307
Average realized gold price[1] ($/oz)	$1,724	$1,314	$1,663	$1,311
Closing market gold price ($/oz)			$1,768	$1,409
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar appreciated approximately 4% against the U.S. dollar in the second quarter 2020. The Canadian dollar recovered some of its losses from the prior quarter when market conditions were more volatile.
The Company has minimal exposure for euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information.
The average price of Brent was $33 per barrel while the West Texas Intermediate ("WTI") average price was $28 per barrel in the second quarter 2020. Both of these prices were considerably lower than a year ago as markets reacted to the global supply-demand imbalance. The economic disruption caused by the global COVID-19 crisis has curtailed global oil consumption further and this has exacerbated downward price pressure.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. Refer to Financial condition - Market risk section for more information.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Average rates
USDCAD	1.3856	1.3377	1.3646	1.3337
EURUSD	1.1013	1.1234	1.1021	1.1295
Closing rates
USDCAD			1.3615	1.3090
EURUSD			1.1237	1.1376
Average Brent price ($/barrel)	$33	$68	$42	$66
Closing Brent price ($/barrel)			$41	$67
Average WTI price ($/barrel)	$28	$60	$37	$57
Closing WTI price ($/barrel)			$39	$58
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2020 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$14/oz
USDCAD	$0.10	$12/oz	$12/oz	$18/oz
EURUSD	$0.10	$14/oz	$14/oz	$19/oz
1Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.
3Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

QUARTERLY UPDATES

OPERATIONS
The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations	153	174	312	352	$1,724	$1,316	$1,663	$1,312
1Includes Essakane and Rosebel at 90% and 95%, respectively.
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
The table below presents gold production attributable to the Company, cost of sales2 per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	83	88	$1,079	$960	$952	$887	$1,123	$1,077
Rosebel (95%)	52	72	959	944	896	915	1,150	1,116
Westwood (100%)[4,5]	20	24	1,020	869	968	849	1,133	990
	155	184	$1,030	$941	$935	$893	$1,189	$1,146
Cost of sales[1] ($/oz)			$1,030	$941
Cash costs, excluding royalties					$855	$836
Royalties					80	57
Total cash costs[2]					$935	$893
All-in sustaining costs[2,3]							$1,189	$1,146

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	167	178	$1,027	$927	$930	$885	$1,090	$1,043
Rosebel (95%)	116	140	1,044	916	977	908	1,204	1,089
Westwood (100%)[4,5]	42	39	1,093	1,165	1,077	853	1,189	1,078
	325	357	$1,042	$952	$966	$891	$1,210	$1,124
Cost of sales[1] ($/oz)			$1,042	$952
Cash costs, excluding royalties					$890	$832
Royalties					76	59
Total cash costs[2]					$966	$891
All-in sustaining costs[2,3]							$1,210	$1,124
1Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29.
4Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2020 of $nil and $nil per ounce (three and six months ended June 30, 2019 - $nil and $30 per ounce), respectively.
5Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and six months ended June 30, 2020 of $nil and $nil per ounce (three and six months ended June 30, 2019 - $nil per ounce produced and $266 per ounce sold, respectively).
______________________________
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

CAPITAL EXPENDITURES

	Three months ended June 30,		Six months ended June 30,
($ millions)	2020[1]	2019[1]	2020[1]	2019[1]
Sustaining
Essakane[2]	$8.9	$10.4	$14.5	$20.6
Rosebel[2]	8.9	9.8	15.7	20.9
Westwood	2.5	2.9	4.9	7.6
Total gold segments	20.3	23.1	35.1	49.1
Corporate and other	0.1	0.2	0.1	0.2
	$20.4	$23.3	$35.2	$49.3
Non-sustaining (Development/Expansion)
Essakane	$12.8	$16.6	$39.1	$36.8
Rosebel	6.7	9.6	20.4	18.8
Westwood	2.2	4.4	4.4	12.3
Total gold segments	21.7	30.6	63.9	67.9
Corporate and other	—	0.7	—	1.2
Boto Gold Project	3.7	—	5.9	—
Côté Gold Project	12.4	10.0	20.7	16.4
	$37.8	$41.3	$90.5	$85.5
Total
Essakane	$21.7	$27.0	$53.6	$57.4
Rosebel	15.6	19.4	36.1	39.7
Westwood	4.7	7.3	9.3	19.9
Total gold segments	42.0	53.7	99.0	117.0
Corporate and other	0.1	0.9	0.1	1.4
Boto Gold Project	3.7	—	5.9	—
Côté Gold Project	12.4	10.0	20.7	16.4
	$58.2	$64.6	$125.7	$134.8
Capitalized Stripping (Included in Sustaining and Non-sustaining)
Essakane[3]	$10.6	$10.1	$29.6	$20.5
Rosebel[3]	1.6	0.1	6.7	1.6
Total gold segments	$12.2	$10.2	$36.3	$22.1
1Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.
2On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended June 30, 2020 were $8.0 million and $8.5 million, respectively (three months ended June 30, 2019 - $9.3 million and $9.4 million), and for the six months ended June 30, 2020 were $13.0 million and $14.9 million, respectively (six months ended June 30, 2019 - $18.5 million and $19.9 million).
3Includes non-sustaining capitalized stripping for Essakane and Rosebel for the three months ended June 30, 2020 of $10.6 million and $1.6 million, respectively (2019 - $8.1 million and $nil) and for the six months ended June 30, 2020 of $29.6 million and $6.7 million, respectively (2019 - $16.9 million and $nil).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined (000s t)	3,817	4,263	7,770	7,510
Waste mined (000s t)	8,079	10,594	19,329	19,064
Total material mined (000s t)	11,896	14,857	27,099	26,574
Strip ratio[1]	2.1	2.5	2.5	2.5
Ore milled (000s t)	2,929	3,410	6,159	6,614
Head grade (g/t)	1.11	0.98	1.05	1.03
Recovery (%)	89	90	89	90
Gold production - (000s oz)	93	97	186	197
Attributable gold production - 90% (000s oz)	83	88	167	178
Gold sales - (000s oz)	89	96	172	198

Performance measures
Average realized gold price[2] ($/oz)	$1,728	$1,319	$1,668	$1,315
Cost of sales[3] ($/oz)	$1,079	$960	$1,027	$927
Cash costs[2] excluding royalties ($/oz)	$866	$830	$849	$826
Royalties ($/oz)	$86	$57	$81	$59
Total cash costs[2] ($/oz)	$952	$887	$930	$885
All-in sustaining costs[2] ($/oz)	$1,123	$1,077	$1,090	$1,043
1Strip ratio is calculated as waste mined divided by ore mined.
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the 10% non-controlling interest).
The site actively managed the restrictions resulting from the global COVID-19 crisis and production activities progressed, although at a slower pace.
Attributable gold production for the second quarter 2020 was lower by 6% compared to the same prior year period due to lower mill throughput resulting from the COVID-19 crisis. The impact of lower throughput was partially offset by a 13% increase in grades compared to the same prior year period as available mine crews focused on mining high grade zones as opposed to zones requiring capitalized stripping. Gold sales for the second quarter 2020 were lower by 7% compared to the same prior year period.
Material mined in the second quarter 2020 was 20% lower compared to the same prior year period with fewer mining crews available as a result of COVID-19 restrictions. Waste mined for the second quarter 2020 was 24% lower compared to the same prior year period as mining was focused on areas with accessible higher grade ore. Although the Mill Upgrade Project was temporarily suspended in the second quarter as a result of COVID-19 restrictions, approximately 80% of the equipment required for the Project was received during the quarter. Construction of the concrete foundation is scheduled to begin in the third quarter 2020.
Cost of sales per ounce sold for the second quarter 2020 was higher by 12% compared to the same prior year period primarily due to higher operating costs, lower sales volume and higher royalties resulting from higher realized gold prices.
Total cash costs per ounce produced for the second quarter 2020 were higher by 7% compared to the same prior year period primarily due to lower production volume and higher royalties driven by higher realized gold prices.
All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 4% compared to the same prior year period, primarily due to higher cost of sales per ounce offset by marginally lower sustaining capital expenditures.
Sustaining capital expenditures for the second quarter 2020 of $8.9 million included capital spares of $3.2 million, mill equipment of $2.6 million, security of $1.3 million, generator overhaul of $0.7 million and various other sustaining capital expenditures of $1.1 million. Non-sustaining capital expenditures of $12.8 million included capitalized stripping of $10.6 million, tailings and liners of $1.0 million, and other non-sustaining capital of $1.2 million.
Outlook
The Company has maintained Essakane's 2020 attributable production guidance range of 350,000 to 370,000 ounces. The mine continues to proactively undertake several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations. Capital expenditures are expected to be approximately $105 million, comprising $40 million of sustaining capital expenditures and $65 million of non-sustaining capital expenditures.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined[1] (000s t)	1,888	4,018	4,122	8,076
Waste mined[1] (000s t)	8,171	11,497	21,798	24,855
Total material mined[1] (000s t)	10,059	15,515	25,920	32,931
Strip ratio[1,2]	4.3	2.9	5.3	3.1
Ore milled[1] (000s t) - Total	2,434	3,056	5,339	6,163
Ore milled (000s t) - Rosebel Concession	2,055	3,056	4,894	6,163
Ore milled[1] (000s t) - Saramacca Concession	379	—	445	—
Head grade[1] (g/t)	0.82	0.80	0.79	0.77
Recovery[1] (%)	92	97	93	97
Gold production[1] (000s) - 100%	59	76	126	148
Gold production[3] (000s oz) - Owner Operator	54	76	121	148
Attributable gold production[3] (000s oz) - 95%	52	72	116	140
Gold sales[3] (000s oz) - 100%	55	67	121	138

Performance measures
Average realized gold price[3,4] ($/oz)	$1,717	$1,311	$1,656	$1,308
Cost of sales[3,5] ($/oz)	$959	$944	$1,044	$916
Cash costs[3,4] excluding royalties ($/oz)	$797	$839	$881	$832
Royalties ($/oz)	$99	$76	$96	$76
Total cash costs[3,4] ($/oz)	$896	$915	$977	$908
All-in sustaining costs[3,4] ($/oz)	$1,150	$1,116	$1,204	$1,089
1Saramacca at 100%.
2Strip ratio is calculated as waste mined divided by ore mined.
3Saramacca at 70% from April 1, 2020.
4This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the 5% non-controlling interest).
On June 12, 2020, Rosebel suspended operations at the mine as a result of a work stoppage initiated by the Rosebel Union (see news release dated June 16, 2020). Rosebel resumed operations on July 24, 2020.
Attributable gold production for the second quarter 2020 was lower by 28% compared to the same prior year period due to lower throughput and ore mined resulting from the mine site closure. Access to the Saramacca pit resulted in ore feed of 379,000 tonnes containing a higher grade of 1.43 g/t.
The Saramacca haul road and additional infrastructure are prioritized to be completed in the second half of 2020.
Cost of sales per ounce sold for the second quarter 2020 was higher by 2% compared to the same prior year period. This was primarily due to decreased sales volume, and the draw-down of low grade stockpiles to supplement the mill and was partially offset by lower mining and milling costs.
Total cash costs per ounce produced for the second quarter 2020 were lower by 2% compared to the same prior year period primarily due to lower mining and milling costs, partially offset by lower production volume.
All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 3% compared to the same prior year period primarily due to higher cost of sales per ounce sold, partially offset by lower sustaining capital expenditures.
Sustaining capital expenditures for the second quarter 2020 of $8.9 million included capital spares of $4.8 million, mill equipment of $0.8 million, mobile equipment of $0.7 million, building upgrades of $0.6 million, resource development of $0.5 million, and tailings management of $0.3 million and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures of $6.7 million included $5.1 million related to the Saramacca Project and $1.6 million of capitalized stripping.
Outlook
The Company has lowered Rosebel's attributable production guidance in 2020 to the range of 210,000 to 230,000 ounces from 250,000 to 270,000 ounces reflecting the operational impact of the global COVID-19 crisis and the suspension of operations on June 12, 2020. Capital expenditures are expected to be approximately $90 million, comprising $50 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined (000s t) - Underground	96	151	207	239
Ore mined (000s t) - Other Sources	111	—	220	—
Ore mined (000s t) - Total	207	151	427	239
Ore milled (000s t)	214	156	421	263
Head grade (g/t) - Underground	5.39	5.21	5.54	4.95
Head grade (g/t) - Other Sources	1.12	—	1.03	—
Head grade (g/t) - Total	3.07	5.21	3.27	4.95
Recovery (%)	94	94	94	93
Gold production - (000s oz)	20	24	42	39
Gold sales - (000s oz)	21	24	43	43

Performance measures
Average realized gold price[1] ($/oz)	$1,730	$1,315	$1,660	$1,311
Cost of sales[2,3] ($/oz)	$1,020	$869	$1,093	$1,165
Total cash costs[1] ($/oz)	$968	$849	$1,077	$853
All-in sustaining costs[1] ($/oz)	$1,133	$990	$1,189	$1,078
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an ounce sold basis.
3Cost of sales per ounce sold does not include the impact of normalization of costs for the three and six months ended June 30, 2020 of $nil and $nil (three and six months ended June 30, 2019 - $nil and $266 per ounce), respectively.
Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.
The site continued its strategy of keeping the mill full with feed from other sources during the ramp-up period. In order to maximize the capacity of the mill during the second quarter 2020, the site supplemented high grade underground ore with lower grade ore sourced from the adjacent Grand Duc satellite deposit. In line with this strategy, the site acquired the Fayolle property in Abitibi from Monarch Gold as a potential future ore source.
Gold production for the second quarter 2020 was 17% lower than the same prior year period primarily due to lower grades, partially offset by higher throughput. Grades decreased compared to the same prior year period with lower quantities of material fed from the higher grade underground deposit as a result of the mine being put on care and maintenance. Throughput was 37% higher as a result of supplementing the ore feed with material from Grand Duc.
Underground development continued to progress in the second quarter 2020 to open up access to new mining areas with lateral development of approximately 1,240 metres, averaging 14 metres per day. The Company filed a National Instrument 43-101 Technical Report on August 5, 2020, and re-affirmed long-term production guidance originally disclosed by the Company in December 2019 (see news release dated August 5, 2020).
Cost of sales per ounce sold for the second quarter 2020 was higher by 17% compared to the same prior year period, primarily due to lower sales volume in the quarter.
Total cash costs per ounce produced for the second quarter 2020 were higher by 14% compared to the same prior year period primarily due to lower production volume in the quarter.
All-in sustaining costs per ounce sold for the second quarter 2020 were higher by 14% compared to the same prior year period primarily due to higher cost of sales per ounce sold, partially offset by lower sustaining capital expenditures.
Sustaining capital expenditures for the second quarter 2020 of $2.5 million included deferred development of $1.5 million, underground equipment of $0.6 million, underground construction of $0.3 million and other sustaining capital expenditures of $0.1 million. Non-sustaining capital expenditures of $2.2 million included deferred development of $1.3 million, development drilling of $0.4 million, underground construction of $0.3 million and other non-sustaining expenditures of $0.2 million

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Outlook
The Company has maintained Westwood’s 2020 production guidance range of 85,000 to 100,000 ounces. The mine continues to proactively undertake several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations underground and on surface. Capital expenditures are expected to be approximately $43 million, comprising $25 million in sustaining capital expenditures and $18 million in non-sustaining capital expenditures.
DISCONTINUED OPERATIONS
Mali – Sadiola Mine (IAMGOLD interest – 41%)
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.
Mali - Yatela Mine (IAMGOLD interest - 40%)
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").
As at December 31, 2019, the Côté Gold Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 18, 2020).
During the second quarter 2020, de-risking activities related to the development of the Côté Gold Project continued, with project engineering over 60% complete. De-risking activities remain within the capital expenditure guidance and include detailed engineering, refining the resource block model, and advancing project permitting, including receipt of notification of approval for the application under Section 36 of the Fisheries Act (Canada) for the Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management. The first phase of camp construction and site tree clearing were also completed during the quarter.
On July 21, 2020, the Company, together with joint venture partner SMM announced the decision to proceed with the construction of the Project. The decision enables construction to start in the third quarter 2020 with commercial production expected in the second half of 2023. The Company’s expected go-forward capital obligation, exclusive of sunk costs, is $875 to $925 million for its 70% share of the Project construction costs, assuming the leasing of major mining equipment of approximately $80 million. At a gold price of $1,700, the Project is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4%. During the second half of 2020, the Project will continue to advance detailed engineering in addition to securing long lead equipment, and commencing earthworks, access roads and camp construction. Total planned capital expenditures in 2020 is $77 million.
Drilling activities on the Gosselin Zone were suspended during the second quarter due to restrictions arising from the COVID-19 crisis. Activities are expected to resume during the third quarter and will continue to focus on evaluating the resource potential of the Gosselin Zone.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Boto Gold Project, Senegal
As at December 31, 2019, the Boto Gold Project reported (on a 100% basis) probable mineral reserves of 29.0 million tonnes grading 1.71 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces, and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).
During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production. As per the provisions of the mining code, the Republic of Senegal is entitled to a 10% free-carried interest in an operating company. The receipt of the mining permit positions the Project for a development decision and eventual production.
During the second quarter 2020, the Company awarded engineering contracts related to access road construction as well as the process plant and the tailings management facility. Planned 2020 capital expenditures are currently $23 million.
Exploration activities during the second quarter focused on infill and delineation drilling aimed at resource conversion and refinement of the reserve block model, as well as evaluating high-priority satellite targets. Approximately 12,400 metres of diamond and reverse circulation ("RC") drilling were completed during the quarter.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the second quarter 2020, expenditures for exploration and project studies totaled $7.3 million compared to $14.8 million in the same prior year period, of which $5.7 million was expensed and $1.6 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period reflects largely the impact of work restrictions and program curtailments experienced across most projects arising from the ongoing global COVID-19 crisis. During the quarter, drilling activities on active projects and mine sites totaled approximately 48,400 metres.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2020	2019	2020	2019
Exploration projects - greenfield	$4.0	$8.1	$10.0	$15.7
Exploration projects - brownfield[1]	3.3	5.5	8.0	10.5
	7.3	13.6	18.0	26.2
Feasibility and other studies	—	1.2	—	1.8
	$7.3	$14.8	$18.0	$28.0
1Exploration projects - brownfield for the three months ended June 30, 2020 and 2019 included near-mine exploration and resource development of $1.4 million and $3.1 million, respectively.
OUTLOOK
The Company is maintaining its 2020 exploration expenditure guidance of $52 million, excluding project development activities and studies. The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and RC drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[2]	16	10	26
	$16	$36	$52
1The 2020 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $340 million (±5%).
2Exploration projects - brownfield include planned near-mine exploration and resource development of $16 million.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2020 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

During the second quarter 2020, the Company completed approximately 900 metres of RC drilling focused on infill and resource development at the Essakane Main Zone (“EMZ”). Regional exploration consisted of approximately 900 metres of RC infill drilling at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ.
Rosebel, Suriname
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces, and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).
During the second quarter 2020, the Company completed approximately 12,500 metres of diamond and RC resource infill development drilling at the Saramacca deposit and at the Royal Hill pit on the Rosebel mine concession. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko – Saramacca trend.
Westwood, Canada
During the second quarter 2020, underground excavation totaled approximately 1,250 metres of lateral development. In addition, approximately 5,700 metres of surface and approximately 13,000 metres of underground resource development and geotechnical diamond drilling were completed. The underground program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined. The surface program focused on upgrading resources at the Grand Duc satellite pit, located 3 kilometres west of the Westwood shaft.
Subsequent to the quarter, the Company provided the results of an updated mineral reserve and mineral resource estimate. As at April 30, 2020, the Company reported total attributable proven and probable reserves at Westwood of 2.7 million tonnes grading 7.1 g/t Au for 0.6 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 4.8 million tonnes grading 10.2 g/t Au for 1.6 million contained ounces, and attributable inferred resources totaled 6.4 million tonnes grading 8.6 g/t Au for 1.8 million contained ounces (see news release dated August 5, 2020).
GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2020. Highlights included:
Diakha-Siribaya, Mali
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).
During the second quarter 2020, exploration activities were focused on exploring selected high priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit. Approximately 1,300 metres of diamond drilling were also completed during the quarter to test for extensions of the Diakha deposit along strike to the south.
Karita, Guinea
The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and it’s Diakha-Siribaya Gold Project in Mali to the south.
During the second quarter 2020, exploration efforts continued to focus on preparations and planning for the commencement of a resource evaluation drilling program expected to commence in October after the end of the rainy season.
Pitangui, Brazil
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.33 million tonnes grading 4.39 g/t Au for 470,000 contained ounces, and inferred resources of 3.56 million tonnes grading 3.78 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).
During the second quarter 2020, exploration activities in the field were suspended in response to the COVID-19 crisis.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is currently held 75% by IAMGOLD and 25% by TomaGold Corporation.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).
During the second quarter 2020, the Company resumed drilling activities and completed approximately 1,400 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Nelligan Joint Venture, Canada
The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).
During the second quarter 2020, the Company reported initial assay results from the winter drilling program focused on testing the continuity of the Renard Zone and its western extension. Reported highlights include: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, and 10.5 metres grading 10.5 g/t Au (see news release dated June 18, 2020). Drilling activities were suspended during the second quarter due to the impact of work restrictions implemented as a result of the COVID-19 crisis. Planning to resume drilling activities is currently in progress.
Rouyn Option, Canada
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the second quarter 2020, the Company reported assay results from 2019 and 2020 drilling at Astoria and Lac Gamble, respectively. Highlights include: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), and 9.0 metres grading 5.8 g/t Au (see news release dated May 13, 2020).
With the resumption of activities late in the second quarter, the Company completed approximately 150 metres of diamond drilling designed to test selected high-priority targets near the historic Astoria deposit. Approximately 5,000 metres of drilling in this phase of the program is planned. Results will be used to refine the deposit models for Lac Gamble and Astoria and support an initial resource estimate of the Lac Gamble zone.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation. During the second quarter 2020, the Company met all commitments under the terms of the earn-in agreement and now holds a 70% interest in the Project.
As at December 31, 2019, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).
During the second quarter 2020, exploration activities were suspended due to the COVID-19 crisis. Activities are expected to resume when it is safe to do so.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.
During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31 and April 14, 2020).
For the remainder of 2020, INV Metals plans to focus on permitting efforts for Loma Larga, primarily on obtaining the key environmental permits, along with an Investment Protection Agreement, to allow for its Board of Directors to make a development decision (see INV Metals' news release dated March 31, 2020).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

QUARTERLY FINANCIAL REVIEW

	2020		2019				2018
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$284.6	$274.5	$293.4	$274.4	$246.5	$251.0	$274.3	$244.8
Net earnings (loss) from continuing operations[1]	$27.3	$(32.9)	$(291.1)	$(8.4)	$(18.5)	$(40.7)	$(37.3)	$(12.7)
Net earnings (loss) from discontinued operations	$—	$—	$(50.1)	$7.2	$4.2	$(0.6)	$4.7	$3.7
Net earnings (loss) attributable to equity holders of IAMGOLD	$25.5	$(34.4)	$(353.9)	$(3.0)	$(14.4)	$(41.3)	$(34.8)	$(9.5)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.05	$(0.07)	$(0.76)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)
1In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2020, the Company had $838.1 million in cash, cash equivalents and short-term investments. Cash and cash equivalents were $831.9 million and short-term investments were $6.2 million.
As at June 30, 2020, the Company had $28.2 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at June 30, 2020, the Company had C$215.3 million ($158.1 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($4.7 million) compared to December 31, 2019.
As at June 30, 2020, a performance bond of C$33.9 million (June 30, 2020 $24.8 million) was outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) related to the Côté Gold Project.
Working capital as at June 30, 2020, was $1,000.3 million, up $3.3 million compared to December 31, 2019. The increase was due to higher current assets ($42.2 million), partially offset by higher current liabilities ($38.9 million).
Current assets as at June 30, 2020 were $1,305.2 million, up $42.2 million compared to December 31, 2019. The increase was primarily due to higher inventories ($24.0 million) and receivables and other current assets ($16.8 million).
Current liabilities as at June 30, 2020 were $304.9 million up $38.9 million compared to December 31, 2019. The increase was primarily due to higher current portion of derivative liabilities ($16.2 million), higher income taxes payable ($12.3 million) and higher current portion of provisions ($7.6 million).

Working Capital	June 30, 2020	December 31, 2019
Working capital[1] ($ millions)	$1,000.3	$997.0
Current working capital ratio[2]	4.3	4.7
1Working capital is defined as current assets less current liabilities.
2Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.
On February 26, 2020, the Company further amended its $500 million credit facility with a maturity date of January 31, 2023. These amendments included, among other things, extending $447 million of credit available under the credit facility agreement to a maturity date of January 31, 2024. The Company was in compliance with its credit facility covenants as at June 30, 2020.
As at June 30, 2020, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa ("Equipment Loan") with an interest rate of 5.95% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on May 31, 2024 and is repayable in monthly installments starting June 30, 2020. The loan is carried at amortized cost on the Consolidated balance sheets.
As previously noted in the July 21, 2020 news release concerning the construction of the Côté Gold Project, the Company indicated that it may enter into derivative contracts to mitigate financial exposures. In order to mitigate gold price exposure and to further de-risk the balance sheet, the Company intends, under appropriate conditions, to hedge 15 – 20% of total production to cover the construction period of the Project between 2021 and mid-2023 through a combination of options and/or collars.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at June 30, 2020 were $826.0 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2020	2019	2020	2019
Net cash from (used in) per consolidated financial statements:
Operating activities	$72.4	$40.6	$116.4	$48.7
Investing activities	(36.2)	(36.2)	(100.3)	(69.1)
Financing activities	(0.7)	14.4	(8.0)	12.9
Effects of exchange rate fluctuation on cash and cash equivalents	1.4	1.7	(6.8)	2.1
Increase (decrease) in cash and cash equivalents	36.9	20.5	1.3	(5.4)
Cash and cash equivalents, beginning of the period	795.0	589.2	830.6	615.1
Cash and cash equivalents, end of the period	$831.9	$609.7	$831.9	$609.7
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2020 was $72.4 million, up $31.8 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($40.3 million), partially offset by higher net settlement of derivatives ($7.0 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the second quarter 2020 was $36.2 million, consistent with the same prior year period.
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2020 was $0.7 million, up $15.1 million from the same prior year period. The increase was primarily due to lower proceeds from the equipment loan ($12.4 million) compared to the same prior year period and higher payments on lease obligations ($2.5 million).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:
•the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;
•the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;
•the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:
•the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;
•the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;
•the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.
SUMMARY OF HEDGE PORTFOLIO
At June 30, 2020, the Company’s outstanding hedge derivative contracts were as follows:

	2020	2021	2022	2023
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	135	252	210	120
Rate range[2] (USDCAD)	1.30 - 1.40	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	94%	81%	65%	36%

Commodities[1,3]
Brent oil contracts (barrels)[4]	291	588	520	170
Contract price range ($/barrel of crude oil)	50 - 65	54 - 65	50 - 65	50 - 65
Hedge ratio	80%	81%	75%	25%

WTI oil contracts (barrels)[4]	243	456	450	348
Contract price range ($/barrel of crude oil)	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	88%	72%	74%	51%
1The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.
2The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.
3The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
4Quantities of barrels are in thousands.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Subsequent to June 30, 2020, the Company hedged fuel consumption and the Canadian dollar exposure related to capital expenditures of the Côté Gold Project. The Company executed zero cost collar option contracts based on the WTI benchmark, in the range of $33.80 to $50.00, from January 2021 to July 2023. These contracts represent approximately 90% of anticipated fuel consumption during construction. The Company also hedged C$65 million of the Project’s Canadian dollar exposure at an average forward contract rate of $1.3604 from January 2023 to July 2023. These contracts represent approximately 6% of the overall Canadian dollar capital expenditures on the Project.
RELATED PARTY TRANSACTIONS

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the period	$—	$14.0	$—	$14.0
Repayments	—	(4.0)	—	(4.0)
Balance, end of the period	$—	$10.0	$—	$10.0
The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance of $10.0 million as at June 30, 2020 (December 31, 2019 - $10.0 million) was reclassified to assets held for sale as at December 31, 2019.
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2020	August 4, 2020
Common shares	473.1	473.8
Share options	5.4	4.7
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2019 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2019 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2019 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2020 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2019.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company's business, financial condition and/or results of operations during the second quarter 2020 and that are reasonably likely to affect them in the future.
Global COVID-19 Crisis
The global COVID-19 crisis continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. The Company has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 crisis on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where the Company operates. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 crisis on its people and business, and supporting the local efforts to manage the crisis.
The Company has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 crisis. These steps included: implementation of sanitary measures recommended by Health Authorities; physical distancing; use of personal protective equipment; restricted site access; screening processes for employees, contractors and incoming supplies; use of thermal cameras to check temperatures before site entrance; reduction of the on-site workforce to essential personnel only and arranging additional transportation buses and on-site medical personnel.
Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, setting up of a field hospital, 24/7 ambulance service and air evacuation plans for emergency situations at the Essakane mine site. As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.
Given the unforeseen conditions resulting from the ongoing COVID-19 crisis, there can be no assurance that the Company’s response and business continuity plans will continue to be effective in managing the crisis and that changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations.
Labour Disruptions
There has been a surge in COVID-19 infections in Suriname, and a number of personnel at the Rosebel mine were diagnosed with COVID-19. The Company implemented further protocols in response to these cases to enable quarantining, contact tracing, disinfection and increased physical distancing. Following a disagreement with the Company over the implementation of one of the safety measures, which would support physical distancing through the reduction of the number of people sharing accommodations, the Union chose to initiate a work stoppage on June 12, 2020, which required Rosebel to concurrently suspend operations. With confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname and explicit agreement with the Union, operations at Rosebel resumed on July 24, 2020. Given the unforeseen conditions resulting from the COVID-19 crisis, there can be no assurance that the Company’s operations may not experience further work stoppages.
The Company is dependent on its workforce to extract and process minerals. A number of the Company’s employees are represented by labour unions under various collective labour agreements. The Company plans to negotiate a renewal of its collective agreement with the labour union at the Rosebel mine, set to expire on August 15, 2020. During the labour negotiations, the Company may not be able to prevent a strike or work stoppage. Any such strike or work stoppage could have an adverse effect on the Company's earnings and financial condition.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

Project Development
The ability of the Company to sustain or increase its present levels of gold production is dependent in part on its development projects including Côté Gold Project and Boto Gold Project. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company's estimates or the Company could fail or be delayed in obtaining the governmental approvals necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at lower gold prices.
To mitigate some of these risks, extensive operational and economical reviews are in place, with a focus on project budget, future cash flows, profitability, results of operations and the financial condition of the Company. The Company has maintained its focus on further de-risking the Project by advancing detailed engineering design, permitting and site preparation work. During the second quarter, de-risking activities related to the development of the Côté Gold Project continued, with detailed engineering approximately 60% complete and 55% of the total project cost with firm pricing.
The number of projects in the future may outweigh the Company’s capital, financial and staffing capacity; restricting the ability to concurrently execute multiple projects and adversely affecting the potential timing of when those projects can be put into production. The inability to execute adequate governance over developmental projects can also have a major negative impact on project development activities.
RISKS GENERALLY
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company’s business, financial condition and/or results of operations during the second quarter 2020 and that are reasonably likely to affect them in the future. For a comprehensive discussion of these and other risks at any time faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2020	2019	2020	2019
Average realized gold price[1]	$1,724	$1,316	$1,663	$1,312
Total cash costs[2,3]	935	893	966	891
Gold margin	$789	$423	$697	$421
1Refer to page 26 for calculation.
2Refer to page 28 for calculation.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2020	2019	2020	2019
Net cash from operating activities	$72.4	$40.6	$116.4	$48.7
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(3.4)	(6.2)	4.6	(1.4)
Inventories and non-current ore stockpiles	11.8	14.8	21.5	16.7
Accounts payable and accrued liabilities	(1.8)	(6.4)	9.3	11.9
Net cash from operating activities before changes in working capital	$79.0	$42.8	$151.8	$75.9
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2020	2019	2020	2019
Continuing operations
Revenues	$284.6	$246.5	$559.1	$497.5
By-product credit and other revenues	(0.6)	(0.6)	(1.7)	(0.9)
Revenues	$284.0	$245.9	$557.4	$496.6
Sales (000s oz)	164	187	335	379
Average realized gold price per ounce[1,2] ($/oz)	$1,724	$1,316	$1,663	$1,312
1Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net loss attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2020	2019	2020	2019
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$41.6	$(14.6)	$12.3	$(53.9)
Adjusting items:
Gain on establishment of the Rosebel UJV	(16.9)	—	(16.9)	—
Rosebel temporary suspension costs	8.1	—	8.1	—
COVID-19 expenses, net of subsidy[1]	7.4	—	7.4	—
Prior period operating costs	6.2	—	6.2	—
Care and maintenance costs at Westwood[2]	3.9	—	5.2	—
Adjustment to depreciation and write-down of assets	—	2.5	0.5	7.9
Unrealized (gain) loss on non-hedge derivatives and warrants	(11.0)	(4.2)	19.0	(9.9)
Foreign exchange (gain) loss	(0.9)	(1.0)	4.0	2.3
Impairment charge	—	—	—	12.5
Restructuring costs	—	—	—	3.2
Changes in estimates of asset retirement obligations at closed sites	—	—	—	2.2
Normalization of costs at Westwood	—	—	—	16.3
	(3.2)	(2.7)	33.5	34.5
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	38.4	(17.3)	45.8	(19.4)
Income taxes	(14.3)	(3.9)	(17.9)	(5.3)
Tax on foreign exchange translation of deferred income tax balances	1.4	(0.6)	1.6	0.1
Tax impact of adjusting items	(3.6)	2.2	(9.7)	(1.9)
Non-controlling interests	(1.8)	(0.1)	(3.3)	(0.1)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$20.1	$(19.7)	$16.5	$(26.6)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$(0.04)	$0.03	$(0.06)
Including discontinued operations:
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$—	$4.2	$—	$3.6
Adjusted items:
Loss on investment in Yatela	—	—	—	5.3
	$—	$4.2	$—	$8.9
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$20.1	$(15.5)	$16.5	$(17.7)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$(0.03)	$0.03	$(0.04)
Basic weighted average number of common shares outstanding (millions)	471.7	468.0	470.9	467.8
1 COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses of $12.8 million are presented net of total subsidy received by the Company of $5.4 million.
2 Care and maintenance costs at Westwood does not include subsidy received by the Company of $1.2 million, which is included in COVID-19 expenses, net of subsidy.
After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in the second quarter 2020 of $20.1 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The Company reports the measure for the Essakane, Rosebel and Westwood mines.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2020	2019	2020	2019
Total Cash Costs
Cost of sales[1], excluding depreciation expense	$169.9	$176.2	$349.1	$359.5
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.6)	(1.7)	(0.9)
Stock movement	(2.4)	6.9	5.3	5.9
Prior period operating costs	(6.2)	—	(6.2)	—
Normalization of costs	—	—	—	(11.3)
Other mining costs	(4.8)	(5.6)	(9.9)	(10.9)
Cost attributed to non-controlling interests[2]	(11.2)	(12.1)	(23.2)	(24.2)
	$(25.2)	$(11.4)	$(35.7)	$(41.4)

Total cash costs[3]	$144.7	$164.8	$313.4	$318.1
Total attributable gold production (000s oz)	155	184	325	357
Total cash costs[3,4] ($/oz)	$935	$893	$966	$891
1As per note 31 of the Company’s consolidated interim financial statements.
2Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020

development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2020	2019	2020	2019
AISC
Cost of sales[1], excluding depreciation expense	$157.6	$163.8	$325.1	$334.8
Sustaining capital expenditures[1]	19.0	21.8	33.0	46.2
Sustaining lease principal payments	1.3	1.2	2.8	2.0
By-product credit, excluded from cost of sales	(0.6)	(0.5)	(1.7)	(0.8)
Prior period operating costs	(5.6)	—	(5.6)	—
Corporate general and administrative costs[2]	8.3	11.0	19.9	20.4
Environmental rehabilitation accretion and depreciation	1.9	2.2	4.1	4.4
Normalization of costs	—	—	—	(11.3)
	$181.9	$199.5	$377.6	$395.7

Attributable gold sales (000s oz)	153	174	312	352
AISC[3,4] ($/oz)	$1,189	$1,146	$1,210	$1,124
AISC excluding by-product credit[3,4] ($/oz)	$1,193	$1,149	$1,216	$1,127
1Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 31 of the consolidated interim financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 11 for 2020 sustaining capital expenditures, on a 100% basis.
2Corporate general and administrative costs exclude depreciation expense.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2020